UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 001-39171

BROOGE ENERGY LIMITED

(Translation of registrant’s name into English)

c/o Brooge Petroleum and Gas Investment Company FZE

P.O. Box 50170

Fujairah, United Arab Emirates

+971 9 201 6666

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

CONTENTS

Brooge Energy Regains Compliance with the Nasdaq Listing Standards

On April 27, 2023, Brooge Energy Limited (the “Company”) received a notice from the Nasdaq Hearings Panel (the “Panel”) of The Nasdaq Stock Market LLC (“Nasdaq”) confirming that the Company has regained compliance with Nasdaq Listing Rule 5250(c)(1) and Nasdaq Listing Rule 5250(c)(2) (the “Filing Rules”) as a result of the Company filing its Annual Report on Form 20-F on April 26, 2023, which included its audited financials for the year ended December 31, 2021 and its interim financials for the period ended June 30, 2022. As previously reported, the Company had received a notice of non-compliance from Nasdaq and the Panel granted the Company through April 26, 2023, to regain compliance with the Filing Rules.

The Panel has determined to continue the listing of the Company’s securities on Nasdaq and is closing the previous matter.

On May 1, 2023 the Company issued a press release announcing receipt of the notice. A copy of the press release is filed as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

Exhibit No.	Description of Exhibit
99.1	Press Release dated May 1, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOGE ENERGY LIMITED

Date: May 1, 2023	By:	/s/ Lina S. Saheb
Name: Lina S. Saheb
Title: Interim CEO